Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 57 to Registration Statement No. 33-64872 on Form N-1A of our reports dated December 19, 2012, relating to the financial statements and financial highlights of Real Estate Fund and Global Real Estate Fund, two of the funds comprising American Century Capital Portfolios, Inc., appearing in the Annual Report on Form N-CSR of American Century Capital Portfolios, Inc. for the year ended October 31, 2012, and to the references to us under the headings “Financial Highlights” in each Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Kansas City, Missouri
February 25, 2013